CERTIFICATE OF DESIGNATIONS

OF

NON-CUMULATIVE PREFERENCE SHARES, SERIES A

OF

RAM HOLDINGS LTD.

                     RAM Holdings Ltd., a Bermuda exempted company (the “Company”), HEREBY CERTIFIES that, pursuant to resolutions of the Board of Directors (the “Board of Directors”) of the Company adopted on May 3, 2007, a series of the Company’s duly authorized preference shares, US$0.10 par value per share, was created and the designation, preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions of such series (the “Series A Preference Shares”), in addition to those set forth in the Memorandum of Association (“Memorandum of Association”) and Amended and Restated Bye-laws (as amended and restated from time to time, the “Bye-laws”) of the Company, were fixed as follows:

                     SECTION 1. DESIGNATION. The distinctive serial designation of the Series A Preference Shares is “Non-Cumulative Preference Shares, Series A.” Each Series A Preference Share shall be identical in all respects to every other Series A Preference Share, except as to the respective dates from which dividends thereon shall accrue, to the extent such dates may differ as permitted pursuant to Section 4(a) below.

                     SECTION 2. NUMBER OF SHARES. The authorized number of Series A Preference Shares shall be 75,000. Any Series A Preference Shares retired and cancelled by purchase or redemption, or otherwise acquired by the Company or converted into another series of Preference Shares, will have the status of authorized but unissued Series A Preference Shares and may be reissued as part of the same class or series or may be reclassified and reissued by the Board of Directors in the same manner as any other authorized and unissued shares.

                     SECTION 3. DEFINITIONS. As used herein with respect to Series A Preference Shares:

                     (a) “Business Day” means any day that is not a Saturday, a Sunday or a day on which banking institutions in New York City or Bermuda generally are authorized or obligated by law or executive order to close.

                     (b) “calculation agent” means the nationally recognized calculation agent appointed by the Company prior to the date of any redemption notice and prior to December 15, 2016, or any successor calculation agent appointed by the Company.

                     (c) “change in tax law” has the meaning specified in Section 7(d)(1).

                     (d) “Certificate of Designations” means this Certificate of Designations relating to the Series A Preference Shares, as it may be amended from time to time.

                     (e) “Common Shares” means the Common Shares, par value US$0.10 per share, of the Company.

                     (f) “Companies Act” means the Companies Act 1981 of Bermuda.

                     (g) “Dividend Payment Date” has the meaning specified in Section 4(a).

                     (h) “Dividend Period” has the meaning specified in Section 4(a).

                     (i) “Dividend Record Date” has the meaning specified in Section 4(a).

                     (j) “Dividend Reset Date” means, for each quarterly dividend period, the first day of such quarterly dividend period, and for the first quarterly dividend period, March 15, 2017.

                     (k) “early make-whole premium” has the meaning specified in Section 7(a).

                     (l) “early redemption date” has the meaning specified in Section 7(a).

                     (m) “H.15 Statistical Release” has the meaning specified in Section 7(a).

                     (n) “Independent Investment Banker” has the meaning specified in Section 7(a).

                     (o) “Junior Shares” means the Common Shares and any other class or series of share capital of the Company that ranks junior to the Series A Preference Shares either as to the payment of dividends (whether such dividends are cumulative or non-cumulative) or as to the distribution of assets upon any liquidation, dissolution or winding-up of the Company.

                     (p) “LIBOR Determination Date” means, with respect to any quarterly dividend period, the second London banking day immediately preceding the Dividend Reset Date for that quarterly dividend period.

                     (q) “Liquidation Preference” has the meaning specified in Section 6(b).

                     (r) “London banking day” means any day on which commercial banks are open for general business (including business dealings in deposits in U.S. dollars) in London, England.

                     (s) “mandatory redemption date” has the meaning specified in Section 7(g).

                     (t) “mandatory redemption price” has the meaning specified in Section 7(a).

                     (u) “MoneyLine Telerate Page” means the display on Moneyline Telerate, Inc., or any successor service, on Telerate Page 3750 or any replacement page or pages on that service.

                     (v) “Parity Shares” means the Series A Preference Shares and any other class or series of share capital of the Company that ranks equally with the Series A Preference Shares in both the payment of dividends (whether such dividends are cumulative or non-cumulative) and in the distribution of assets on any liquidation, dissolution or winding-up of the Company.

                     (w) “Preference Shares” means any and all series of preference shares of the Company, including the Series A Preference Shares.

                     (x) “Quarterly Dividend Payment Date” has the meaning specified in Section 4(a).

                     (y) “Relevant Date” has the meaning specified in Section 5(b)(i).

                     (z) “Remaining Term” has the meaning specified in Section 7(a).

                     (aa) “Semi-Annual Dividend Payment Date” has the meaning specified in Section 4(a).

                     (bb) “Shelf Registration Statement” means a shelf registration statement that covers resales of the Series A Preference Shares by the holders thereof.

                     (cc) “tax event make-whole premium” has the meaning specified in Section 7(f)(1).

                     (dd) “tax event redemption date” has the meaning specified in Section 7(f)(1).

                     (ee) “tax event redemption price” has the meaning specified in Section 7(f)(1).

                     (ff) “Taxing Jurisdiction” has the meaning specified in Section 5(a).

                     (gg) “Telerate Page 3750” means the display designated on page 3750 on MoneyLine Telerate Page (or such other page as may replace the 3750 page on the service or on such other service as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. Dollar deposits).

                     (hh) “Three-Month LIBOR” means, with respect to any quarterly dividend period, the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period commencing on the first day of that quarterly dividend period that appears on Moneyline Telerate Page 3750 as of 11:00 a.m. (London time) on the LIBOR Determination Date for that quarterly dividend period. If such rate does not appear on Moneyline Telerate Page 3750, three-month LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars for a three-month period commencing on the first day of that quarterly dividend period and in a principal amount of not less than US$1,000,000.00 are offered to prime banks in the London interbank market by four major banks in the London interbank market selected by the calculation agent (after consultation with the Company), at approximately 11:00 a.m. (London time) on the LIBOR Determination Date for that quarterly dividend period. The calculation agent will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, Three-Month LIBOR with respect to that quarterly dividend period will be the arithmetic mean (rounded upward, if necessary, to the nearest whole multiple of 0.00001%) of the two or more quotations received. If less than two such quotes are provided, Three-Month LIBOR with respect to that quarterly dividend period will be the arithmetic mean (rounded upward, if necessary, to the nearest whole multiple of 0.00001%) of the rates quoted by three major banks in New York City selected by the calculation agent (after consultation with the Company), at approximately 11:00 a.m. (New York City time) on the first day of that quarterly dividend period for loans in the U.S. dollars to leading European banks for a three-month period commencing on the first day of that quarterly dividend period and in a principal amount of not less than US$1,000,000.00. However, if fewer than three banks selected by the calculation agent to provide quotations are quoting as described above, Three-Month LIBOR for that quarterly dividend period will be the same as Three-Month LIBOR as determined for the previous quarterly dividend period or, in the case of the quarterly dividend period beginning on December 15, 2016, 5.353%. The establishment of Three-Month LIBOR for each quarterly dividend period by the calculation agent shall (in the absence of manifest error) be final and binding.

                     (ii) “Transfer Restricted Series A Preference Shares” means each Series A Preference Share until the earliest to occur of: (1) the date on which such Series A Preference Share has been exchanged for a freely transferable Exchange Share in the Exchange; or (2) the date on which such Series A Preference Share has been effectively registered under the Securities Act and disposed of in accordance with a Shelf Registration Statement.

                     (jj) “Treasury Yield” has the meaning specified in Section 7(a).

                     (kk) “Voting Preference Shares” means, with regard to any matter as to which the holders of Series A Preference Shares are entitled to vote as specified in Section 8 of this Certificate of Designations, any and all series of Parity Shares upon which like voting rights have been conferred and are exercisable with respect to such matter.

                     SECTION 4. DIVIDENDS.

                     (a) RATE. Dividends on the Series A Preference Shares will be payable on a non-cumulative basis, only when, as and if declared by the Board of Directors (or a duly authorized committee of the Board of Directors) out of lawfully available funds for the payment of dividends under Bermuda law, semi-annually in arrears (as provided below in this Section 4(a) on June 15 and December 15 of each year (each, a “Semi-Annual Dividend Payment Date”), beginning on June 15, 2007 and ending on December 15, 2016. These dividends will accrue with respect to a particular semi-annual dividend period, on the liquidation preference amount of US$1,000.00 per share, at an annual rate equal to 7.500%.

                     After December 15, 2016, if the Series A Preference Shares have not been redeemed or repurchased, dividends on the Series A Preference Shares will be payable on a non-cumulative basis, only when, as and if declared by the Board of Directors (or a duly authorized committee of the Board of Directors) out of lawfully available funds for the payment of dividends under Bermuda law, quarterly in arrears (as provided below in this Section 4(a) on March 15, June 15, September 15 and December 15 of each year (each, a “Quarterly Dividend Payment Date” and together with each Semi-Annual Dividend Payment Date, a “Dividend

Payment Date”), beginning on March 15, 2017. These dividends will accrue with respect to a particular quarterly dividend period, on the liquidation preference amount of US$1,000.00 per share, at an annual rate equal to Three-Month LIBOR plus 3.557%.

                     Dividends, if so declared, that are payable on Series A Preference Shares on any Dividend Payment Date will be payable to holders of record of Series A Preference Shares as they appear in the register of members of the Company on the applicable record date, which shall be the 15th calendar day before such Dividend Payment Date or such other record date fixed by the Board of Directors (or a duly authorized committee of the Board of Directors) that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.

                     Each dividend period (a “Dividend Period”) shall commence on and include a Dividend Payment Date and shall end on and include the calendar day immediately preceding the next Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include December 7, 2006 and will end on and include June 14, 2007, provided that, for any Series A Preference Shares issued after such original issue date, the initial Dividend Period for such shares may commence on and include such other date as the Board of Directors (or a duly authorized committee of the Board of Directors) shall determine and publicly disclose at the time such additional shares are issued).

                     Dividends payable on the Series A Preference Shares in respect of any Dividend Period commencing prior to the December 15, 2016 Dividend Payment Date will be computed on the basis of a 360-day year consisting of twelve 30-day months. The dividend payment for any period prior to the December 15, 2016 Dividend Payment Date that is shorter than six months will be computed based on a 30-day month and, for periods of less than a month, the actual number of days elapsed in such period, over a 360-day year. If any date on which dividends would otherwise be payable on or prior to December 15, 2016 is not a Business Day, then the Dividend Payment Date will be the next succeeding Business Day with the same force and effect as if made on the original Dividend Payment Date, and no additional dividends shall accrue on the amount so payable from such date to such next succeeding Business Day. If any date on which dividends would otherwise be payable after December 15, 2016 is not a Business Day, than the Dividend Payment Date will be the next succeeding Business Day, unless the payment date would fall in the next calendar month, in which case the Dividend Payment Date will be made on the next Business Day immediately before the scheduled payment date. Dividends payable on the Series A Preference Shares in respect of any dividend period commencing on or after the December 15, 2016 Dividend Payment Date will be computed based on the actual number of days elapsed over a 360-day year. Dividends payable in respect of a Dividend Period shall be payable in arrears (i.e., on the first Dividend Payment Date after such Dividend Period).

                     Dividends on the Series A Preference Shares shall be non-cumulative. Accordingly, if the Board of Directors (or a duly authorized committee of the Board of Directors) does not declare a dividend on the Series A Preference Shares payable in respect of any Dividend Period before the related Dividend Payment Date, in full or otherwise, then such undeclared dividends shall not cumulate and will not accrue and will not be payable and the

Company shall have no obligation to pay such undeclared dividends for the applicable Dividend Period on the related Dividend Payment Date or at any future time or to pay interest with respect to such dividends, whether or not dividends are declared on Series A Preference Shares or any other preference shares the Company may issue in the future.

                     Holders of Series A Preference Shares shall not be entitled to any dividends or other distributions, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on the Series A Preference Shares as specified in this Section 4 (subject to the other provisions of this Certificate of Designations).

                     In the event that additional Series A Preference Shares are issued after the original issue date, dividends on such Series A Preference Shares will accrue from the original issue date or from any other date specified by the Company at the time such additional Series A Preference Shares are issued and will accrue, with respect to each Dividend Period, in the manner set forth above in this Section 4(a).

                     (b) PRIORITY OF DIVIDENDS. So long as any Series A Preference Shares remain outstanding for any Dividend Period, unless the full dividends for the latest completed Dividend Period on all issued and outstanding Series A Preference Shares and any Parity Shares have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside), (1) no dividend shall be declared or paid on the Common Shares or any other Junior Shares (other than a dividend payable solely in Junior Shares); and (2) no Common Shares or other Junior Shares shall be purchased, redeemed or otherwise acquired for consideration by the Company, directly or indirectly (other than (i) as a result of a reclassification of Junior Shares for or into other Junior Shares, or the exchange or conversion of one Junior Share for or into another Junior Share; (ii) through the use of the proceeds of a substantially contemporaneous sale of Junior Shares; (iii) as permitted by the Bye-laws in effect as of the date of this Certificate of Designations and (iv) as required by any employment contract, benefit plan or similar agreement or arrangement with or for the benefit of one or more of the Company’s present or former employees, officers, directors or consultants entered into prior to the date of this Certificate of Designations).

                     When dividends are not paid (or declared and a sum sufficient for payment thereof set aside) in full on any Dividend Payment Date (or, in the case of Parity Shares having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within a Dividend Period) upon the Series A Preference Shares and any Parity Shares, all dividends declared by the Board of Directors (or a duly authorized committee of the Board of Directors) on the Series A Preference Shares and all such Parity Shares and payable on such Dividend Payment Date (or, in the case of Parity Shares having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) shall be declared by the Board of Directors (or such committee of the Board of Directors) on a pro rata basis in proportion to the total amounts that are due on such securities.

                     (c) RESTRICTIONS ON PAYMENT OF DIVIDENDS. Pursuant to and subject to the Companies Act, the Company may not lawfully declare or pay a dividend if the Company has reasonable grounds for believing that the Company is, and would after payment of the dividend be, unable to pay its liabilities as they become due, or that the realizable value of the Company’s assets would, after payment of the dividend, be less than the aggregate value of the Company’s liabilities, issued share capital and share premium accounts.

                     SECTION 5. PAYMENT OF ADDITIONAL AMOUNTS.

                     (a) Subject to the terms of the Companies Act, the Company will make all payments and distributions on the Series A Preference Shares free and clear of and without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Bermuda or any other jurisdiction in which the Company is organized (a “Taxing Jurisdiction”) or any political subdivision or taxing authority thereof or therein, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (x) the laws (or any regulations or rulings promulgated thereunder) of a Taxing Jurisdiction or any political subdivision or taxing authority thereof or therein or (y) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in a Taxing Jurisdiction or any political subdivision thereof). If a withholding or deduction at source is required in respect of any payment or distribution on the Series A Preference Shares (whether in respect of a declared dividend, upon redemption, upon liquidation, dissolution or winding up of the Company or otherwise), the Company will, subject to certain limitations and exceptions described below, pay to the holders of the Series A Preference Shares such additional amounts as dividends as may be necessary so that every net payment made to such holders, after the withholding or deduction, will not be less than the amount provided for in this Certificate of Designations to be then due and payable.

                     (b) The Company will not be required to pay any additional amounts for or on account of:

          (i) any tax, fee, duty, assessment or governmental charge of whatever nature that would not have been imposed but for the fact that such holder was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the relevant Taxing Jurisdiction or any political subdivision thereof or otherwise had some connection with the relevant Taxing Jurisdiction other than by reason of the mere ownership of, or receipt of payment under, such Series A Preference Shares or any Series A Preference Shares presented for payment more than 30 days after the Relevant Date. The “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the dividend disbursing agent on or prior to such due date, it means the first date on which, the full amount of such moneys having been so received and being available for payment to holders, notice to that effect shall have been duly given to the holders of the Series A Preference Shares;

(ii) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge or any tax, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payment of the liquidation preference;

          (iii) any tax, fee, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder of such Series A Preference Shares to comply with any reasonable request by the Company addressed to the holder within 90 days of such request (a) to provide information concerning the nationality, residence or identity of the holder or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement, which is required or imposed by statute, treaty, regulation or administrative practice of the relevant Taxing Jurisdiction or any political subdivision thereof as a precondition to exemption from all or part of such tax, fee, duty, assessment or other governmental charge;

          (iv) any withholding or deduction required to be made pursuant to any EU Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meetings of 26-27 November 2000, 3 June 2003 or any law implementing or complying with, or introduced in order to conform to, such EU Directive; or

(v) any combination of items (i), (ii), (iii) and (iv).

                     (c) In addition, the Company will not pay additional amounts with respect to any payment on any such Series A Preference Shares to any holder who is a fiduciary, partnership, limited liability company or other pass-thru entity other than the sole beneficial owner of such Series A Preference Shares if such payment would be required by the laws of the relevant Taxing Jurisdiction (or any political subdivision or relevant taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership, limited liability company or other pass-thru entity or a beneficial owner to the extent such beneficiary, partner or settlor would not have been entitled to such additional amounts had it been the holder of the Series A Preference Shares.

                     SECTION 6. LIQUIDATION RIGHTS.

                     (a) VOLUNTARY OR INVOLUNTARY LIQUIDATION. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary, holders of Series A Preference Shares and any Parity Shares shall be entitled to receive, out of the assets of the Company or proceeds thereof (whether capital or surplus) available for distribution to shareholders of the Company, after satisfaction of all liabilities and obligations to creditors of the Company, if any, but before any distribution of such assets or proceeds is made to or set aside for the holders of Common Shares and any other Junior Shares, in full an amount equal to US$1,000.00 per Series A Preference Share, plus any declared and unpaid dividends.

                     (b) PARTIAL PAYMENT. If in any distribution described in Section 6(a) above, the assets of the Company or proceeds thereof are not sufficient to pay the Liquidation Preferences (as defined below) in full to all holders of Series A Preference Shares and all holders of any Parity Shares, the amounts paid to the holders of Series A Preference Shares and to the holders of all such other Parity Shares shall be paid on a pro rata basis in proportion to the total amounts that are due on such Series A Preference Shares and all such other Parity Shares but only to the extent the Company has assets or proceeds thereof available after satisfaction of all liabilities to creditors. In any such distribution, the “Liquidation Preference” of any holder of Preference Shares of the Company shall mean the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Company available for such distribution), including any declared and unpaid dividends (and, in the case of any holder of shares other than Series A Preference Shares and on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued cumulative dividends, whether or not declared, as applicable).

                     (c) RESIDUAL DISTRIBUTIONS. If the Liquidation Preference has been paid in full to all holders of Series A Preference Shares and any holders of Parity Shares, the holders of other shares of the Company shall be entitled to receive all remaining assets of the Company (or proceeds thereof) according to their respective rights and preferences.

                     (d) MERGER, CONSOLIDATION AND SALE OF ASSETS NOT LIQUIDATION. For purposes of this Section 6, the consolidation, amalgamation, merger, arrangement, reincorporation, discontinuance, de-registration or reconstruction involving the Company or the sale, assignment, lease, conveyance or transfer of all or substantially all of the shares or the property or business of the Company shall not constitute a liquidation, dissolution or winding-up.

                     SECTION 7. REDEMPTION.

                     (a) OPTIONAL REDEMPTION.

                     Prior to December 15, 2016, the Company, at its option, may redeem, in whole at any time or in part from time to time, the Series A Preference Shares at the time issued and outstanding, upon notice given as provided in Section 7(c) below, at a redemption price equal to the sum of (i) the US$1,000.00 liquidation preference per Series A Preference Share plus (ii) declared and unpaid dividends per Series A Preference Share, if any, without accumulation of any undeclared dividends plus (iii) any applicable early make-whole premium.

                     The amount of the “early make-whole premium” per Series A Preference Share to be redeemed in accordance with the foregoing paragraph will be equal to the excess, if any, of:

(i) the sum of the present values, calculated as of the date fixed for redemption (the “early redemption date”), of:

          (x) each dividend payment that, but for such redemption, would have been payable on the Series A Preference Share being redeemed on each Dividend Payment Date occurring during the period beginning on the early redemption date and ending on December 15, 2016, assuming for the purpose of calculating this “early make-whole premium” only that the Board of Directors of the Company (or a duly authorized committee of the Board) had declared a dividend payable on that Series A Preference Share on each such Dividend Payment Date; and

          (y) the mandatory redemption price (as defined below) that, but for such redemption, would have been payable on the mandatory redemption date (as defined below) in respect of such Series A Preference Share being redeemed; over

(ii) the US$1,000.00 liquidation preference per Series A Preference Share being redeemed.

                     The present value of the dividend payments and mandatory redemption price referred to in clause (i) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each dividend payment or mandatory redemption price from the date that such dividend payment or mandatory redemption price would have been payable, but for the redemption, to the early redemption date at a discount rate equal to the Treasury Yield plus 37.5 basis points.

                     The Company will appoint an independent investment banking institution of national standing to calculate the early make-whole premium; provided that Merrill Lynch, Pierce, Fenner & Smith Incorporated will make such calculation if (i) the Company fails to make such appointment at least 30 days prior to the early redemption date, or (ii) the institution so appointed is unwilling or unable to make such calculation. If Merrill Lynch, Pierce, Fenner & Smith Incorporated is to make such calculation but is unwilling or unable to do so, then the calculation agent will appoint an independent investment banking institution of national standing to make such calculation. In any case, the institution making such calculation is referred to in this Certificate of Designations as an “Independent Investment Banker.”

                     For purposes of determining the early make-whole premium, “Treasury Yield” means a rate of interest per year equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to December 15, 2016 of the Series A Preference Shares to be redeemed, calculated to the nearest 1/12th of a year (the “Remaining Term”). The Independent Investment Banker will determine the Treasury Yield as of the third business day immediately preceding the applicable early redemption date.

                     The Independent Investment Banker will determine the weekly average yields of United States Treasury Notes by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated “H.15(519) Selected Interest Rates” or any successor release (the “H.15 Statistical Release”). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Independent Investment Banker will calculate the Treasury Yield by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the H.15 Statistical Release). The Independent Investment Banker will round any weekly average yields so calculated to the nearest 1/100th of a 1%, and will round upward for any figure of 1/200th of 1% or above. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Independent Investment Banker will select comparable rates and calculate the Treasury Yield by reference to those rates.

                     On and after December 15, 2016, the Company, at its option, may redeem, in whole at any time or in part from time to time, the Series A Preference Shares at the time outstanding, upon notice given as provided in Section 7(c) below, at a redemption price equal to the liquidation preference amount of US$1,000.00 per Series A Preference Share plus declared and unpaid dividends, if any, without accumulation of any undeclared dividends.

                     The redemption price for any Series A Preference Shares shall be payable on the redemption date to the holder of such shares against book entry transfer or surrender of the certificate(s) evidencing such shares to the Company or its agent. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 4 above.

                     Prior to delivering notice of redemption as provided below, the Company will file with its corporate records (which may include its minute book) a certificate signed by one of the Company’s officers affirming the Company’s compliance with the redemption provisions under the Companies Act relating to the Series A Preference Shares, and stating that there are reasonable grounds for believing that the Company is, and after the redemption will be, able to pay its liabilities as they become due. The Company will mail a copy of this certificate with the notice of any redemption.

                     (b) NO SINKING FUND. The Series A Preference Shares will not be subject to any mandatory redemption, sinking fund, retirement fund or purchase fund or other similar provisions. Except as provided in Section 7(g) below, holders of Series A Preference Shares will have no right to require redemption, repurchase or retirement of any Series A Preference Shares.

                     (c) NOTICE OF REDEMPTION. Notice of every redemption of Series A Preference Shares shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the register of members of the Company. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of Series A Preference Shares designated for redemption shall not affect the validity of the proceedings for the redemption of any other Series A Preference Shares. Notwithstanding the foregoing, if the Series A Preference Shares or any depositary shares representing interests in the Series A Preference Shares are issued in book-entry form through The Depository Trust Company or any other similar facility, notice of redemption may be given to the holders of Series A Preference Shares at such time and in any manner permitted by such facility. Each such notice given to a holder shall state: (1) the redemption date; (2) the number of Series A Preference Shares to be redeemed and, if less than all the Series A Preference Shares held by such holder are to be redeemed, the number of such Series A Preference Shares to be redeemed from such holder; (3) the redemption price; and (4) that the Series A Preference Shares should be delivered via book entry transfer or the place or places where certificates for such Series A Preference Shares are to be surrendered for payment of the redemption price.

                     (d) TAX REDEMPTION. (1) Prior to December 15, 2016, if there is a “change in tax law” that would require the Company or any successor company to pay any additional amounts with respect to the Series A Preference Shares on the next succeeding Dividend Payment Date, and the payment of those additional amounts cannot be avoided by the use of any reasonable measures available to the Company or any successor company, the Company shall be entitled at any time thereafter, upon notice given as provided in Section 7(c) above, to redeem any or all Series A Preference Shares pursuant to this clause for cash at a “tax event redemption price” equal to the sum of (i) 100% of the US$1,000.00 liquidation preference per Series A Preference Share plus (ii) declared and unpaid dividends per Series A Preference Share, if any, without accumulation of any undeclared dividends plus (iii) any applicable tax event make-whole premium.

                     The amount of the “tax event make-whole premium” per Series A Preference Share to be redeemed in accordance with the foregoing paragraph will be equal to the excess, if any, of:

(i) the sum of the present values, calculated as of the date fixed for redemption (the “tax event redemption date”), of:

          (x) each dividend payment that, but for such redemption, would have been payable on the Series A Preference Share being redeemed on each Dividend Payment Date occurring during the period beginning on the tax event redemption date and ending on December 15, 2016, assuming for the purpose of calculating this “tax event make-whole premium” only that the Board of Directors of the Company (or a duly authorized committee of the Board) had declared a dividend payable on that Series A Preference Share on each such Dividend Payment Date; and

          (y) the mandatory redemption price (as defined below) that, but for such redemption, would have been payable on the mandatory redemption date (as defined below) in respect of such Series A Preference Share being redeemed; over

(ii) the US$1,000.00 liquidation preference per Series A Preference Share being redeemed.

                     The present values of dividend payments and mandatory redemption price referred to in clause (1) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each dividend payment or mandatory redemption price from the date that each such dividend payment or mandatory redemption price would have been payable, but for the redemption, to the tax event redemption date at a discount rate equal to the Treasury Yield plus 50 basis points.

                     The Independent Investment Banker will determine the Treasury Yield in the manner described in Section 7(a).

                     For the purposes of this provision, a “change in tax law” shall be (a) a change in or amendment to laws, regulations or rulings of any jurisdiction, political subdivision or taxing authority described in the next sentence, (b) a change in the official application or interpretation of those laws, regulations or rulings, or (c) any execution of or amendment to any treaty affecting taxation to which any jurisdiction, political subdivision or taxing authority described in the next sentence is party after the date of original issuance of the Series A Preference Shares. The jurisdictions, political subdivisions and taxing authorities referred to in the previous sentence are (a) Bermuda or any political subdivision or governmental authority of or in Bermuda with the power to tax, (b) any jurisdiction from or through which the Company or its dividend disbursing agent is making payments on the Series A Preference Shares or any political subdivision or governmental authority of or in that jurisdiction with the power to tax, or (c) any other jurisdiction in which the Company or its successor company is organized or generally subject to taxation or any political subdivision or governmental authority of or in that jurisdiction with the power to tax.

                     (2) Prior to December 15, 2016, if the entity formed by a consolidation, merger or amalgamation involving the Company or the entity to which the Company conveys, transfers or leases substantially all of its properties and assets is required to pay additional amounts in respect of any tax, assessment or governmental charge imposed on any holder of Series A Preference Shares as a result of a change in tax law that occurred after the date of the consolidation, merger, amalgamation, conveyance, transfer or lease, and the payment of those amounts cannot be avoided by the use of any reasonable measures available to the Company or any successor company, the Company shall be entitled at any time thereafter, upon notice given as provided in Section 7(c) above, to redeem any or all Series A Preference Shares pursuant to this clause for cash at the tax event redemption price per share being redeemed.

                     (e) PARTIAL REDEMPTION. In case of any redemption of only part of the Series A Preference Shares at the time issued and outstanding, the shares to be redeemed shall be selected either pro rata or in such other manner as the Company may determine to be fair and equitable. Subject to the provisions hereof, the Company shall have full power and authority to prescribe the terms and conditions upon which Series A Preference Shares shall be redeemed from time to time. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

                     (f) MANDATORY REDEMPTION. On December 15, 2066 (the “mandatory redemption date”), the Company shall redeem, in whole, the Series A Preference Shares at a redemption price of US$1,000.00 per share (the “mandatory redemption price”), plus declared and unpaid dividends, without accumulation of any undeclared dividends. The Company shall be required to deposit with a bank or trust company sufficient funds for the payment of the full amount payable upon redemption of such shares on December 15, 2066 in accordance with Section 7(g) below.

                     If and for so long as the Company fails for any reason to deposit such funds sufficient to redeem the Series A Preference Shares on December 15, 2066, the Company and its subsidiaries will not (i) redeem or otherwise acquire any Parity Shares or discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of any

Parity Shares (except in connection with a redemption, sinking fund or other similar obligation in which Series A Preference Shares receive a pro rata share) or (ii) declare or make any distribution on any Junior Shares, or redeem or otherwise acquire any Junior Shares, or discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of the Junior Shares.

                     (g) DEPOSIT OF FUNDS FOR REDEMPTION. (1) On or prior to the date fixed for redemption of the Series A Preference Shares or any part thereof as specified in the notice of redemption given as provided in Section 7(c) above, the Company shall deposit adequate funds for such redemption, in trust for the account of holders of the Series A Preference Shares, with a bank or trust company that has an office in the United States, and that has, or is an affiliate of a bank or trust company that has, capital and surplus of at least US$50,000,000. If the name and address of such bank or trust company and the deposit of or intent to deposit the redemption funds in such trust account have been stated in the redemption notice, then from and after the mailing of the notice and the making of such deposit the Series A Preference Shares called for redemption will no longer be deemed to be outstanding for any purpose whatsoever, and all rights of the holders of such Series A Preference Shares in or with respect to us will cease and terminate except to the right of the holders of the Series A Preference Shares: (i) to transfer such Series A Preference Shares prior to the date fixed for redemption; and (ii) to receive the redemption price of such Series A Preference Shares, including declared and unpaid dividends and any applicable make-whole premium, without accumulation of any undeclared dividends, upon surrender of the certificate or certificates representing the Series A Preference Shares to be redeemed.

                     (2) Any moneys so deposited by the Company that remain unclaimed by the holders of the Series A Preference Shares called for redemption will, at the end of six years after the redemption date, be paid to the Company upon its request, after which repayment the holders of the Series A Preference Shares called for redemption can no longer look to such bank or trust company for the payment of the redemption price but must look only to the Company for the payment of any lawful claim for such moneys which holders of such Series A Preference Shares may have. After such six-year period, the right of any shareholder or other person to receive such payment may lapse through limitations imposed in the manner and with the effect provided under the laws of Bermuda.

                     (h) REDUCTION OF SHARE CAPITAL. Any redemption of Series A Preference Shares under this Section 7shall not be taken as reducing the amount of the Company’s authorized share capital.

                     SECTION 8. VOTING RIGHTS.

                     (a) GENERAL. The holders of Series A Preference Shares shall not have any voting rights except as set forth below in the Bye-laws of the Company or as otherwise from time to time required by law. Notwithstanding anything to the contrary contained in the Bye-laws of the Company, the affirmative vote or consent of at least 66 2/3% of the issued and outstanding Series A Preference Shares will be required for the authorization or issuance of any share capital that will rank senior to the Series A Preference Shares as to dividends and/or distribution upon the liquidation dissolution or winding-up of the affairs of the Company.

                     (b) CHANGES FOR CLARIFICATION. Without the consent of the holders of the Series A Preference Shares, so long as such action does not affect the special rights, preferences, privileges and voting powers, and limitations and restrictions, of the Series A Preference Shares taken as a whole, the Company may amend, alter, supplement or repeal any terms of the Series A Preference Shares:

(i) to cure any ambiguity, or to cure, correct or supplement any provision contained in this Certificate of Designations that may be defective or inconsistent; or

(ii) to make any provision with respect to matters or questions arising with respect to the Series A Preference Shares that is not inconsistent with the provisions of this Certificate of Designations.

                     (c) CHANGES AFTER PROVISION FOR REDEMPTION. No vote or consent of the holders of Series A Preference Shares shall be required pursuant to Section 8(a), (b) or (c) above if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such Section, all outstanding Series A Preference Shares shall have been redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been set aside for such redemption, in each case pursuant to Section 7 above.

                     (d) PROCEDURES FOR VOTING AND CONSENTS. The rules and procedures for calling and conducting any meeting of the holders of Series A Preference Shares (including, without limitation, the fixing of a record date in connection herewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors (or a duly authorized committee of the Board of Directors) in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of this Certificate of Designations, the Memorandum of Association, the Bye-laws, applicable law and any national securities exchange or other trading facility on which the Series A Preference Shares is listed or traded at the time. Whether the vote or consent of the holders of a plurality, majority or other portion of the Series A Preference Shares and any Voting Preference Shares has been cast or given on any matter on which the holders of Series A Preference Shares are entitled to vote shall be determined by the Company by reference to the aggregate voting power, as determined by the Bye-laws of the Company, of the shares voted or covered by the consent.

                     SECTION 9. RANKING. The Series A Preference Shares will, with respect to the payment of dividends and distributions of assets upon liquidation, dissolution and winding-up, rank senior to Junior Shares and pari passu with any Parity Shares of the Company, including other series of Preference Shares that the Company may issue from time to time in the future.

                     SECTION 10. RECORD HOLDERS. To the fullest extent permitted by applicable law, the Company and the transfer agent for the Series A Preference Shares may deem and treat the record holder of any Series A Preference Shares as the true and lawful owner thereof for all purposes, and neither the Company nor such transfer agent shall be affected by any notice to the contrary.

                     SECTION 11. NOTICES. All notices or communications in respect of Series A Preference Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, the Memorandum of Association, Bye-laws or by applicable law.

                     SECTION 12. NO PREEMPTIVE RIGHTS. No Series A Preference Share shall have any rights of preemption whatsoever as to any securities of the Company, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

                     SECTION 13. CONVERSION. The Series A Preference Shares shall not be convertible into or exchangeable for any other securities or property of the Company.

                     SECTION 14. OTHER RIGHTS. Series A Preference Shares shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Memorandum of Association, Bye-laws or as provided by applicable law.

                     IN WITNESS WHEREOF, RAM HOLDINGS LTD. has caused this certificate to be signed by Victoria Guest, its General Counsel and Secretary, this 14th day of December, 2006.

[Signature Page Follows]

RAM HOLDINGS LTD.

By:

Name: Victoria Guest
Title: General Counsel and Secretary
Date: